PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060

Sacramento, California 95814

(916) 403-2123

May 11, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Filing Desk

Re: Request to Withdraw Registration Statement on Form S-3 (File No. 333-143617)

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended (the “1933 Act”), Pacific Ethanol, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the above-referenced registration statement (the “Registration Statement”) and all exhibits thereto. The Registration Statement was initially filed with the SEC on June 8, 2007 and amended on July 27, 2007. The Registration Statement was declared effective by the SEC on August 3, 2007.

The Registration Statement related to potential sales of securities issuable to third party investors. The Registrant hereby confirms that no securities were sold in connection with the Registration Statement. The withdrawal is being sought by the Registrant as it has been unable to successfully proceed with the related offering.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions regarding the foregoing request for withdrawal, please contact our securities counsel, Larry A. Cerutti, Esq. of Rutan & Tucker, LLP at (714) 641-3450.

Very truly yours, PACIFIC ETHANOL, INC. a Delaware Corporation /s/ Neil Koehler Neil Koehler President and Chief Executive Officer

cc: Larry A. Cerutti, Esq.